EXHIBIT 99.1

                                [GRAPHIC OMITTED]

                             Fresenius Medical Care


Investor News
                                                Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:
                                                Oliver Maier
                                                ------------
                                                Phone:  + 49 6172 609 2601
                                                Fax:    + 49 6172 609 2301
                                                E-mail: ir-fms@fmc-ag.com

                                                North America:
                                                Heinz Schmidt
                                                -------------
                                                Phone:  + 1 781 402 9000
                                                              Ext.: 4518
                                                Fax:    + 1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com
                                                          ---------------------

                                                July 25, 2005

                Gary Brukardt and Key Renal Care Group Executives to Join Fresenius Medical Care upon Closing of the Acquisition

Bad Homburg, Germany - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, is pleased to announce that Gary Brukardt, Renal Care Group's President and Chief Executive Officer, will join Fresenius Medical Care and will be appointed as a Member of the Management Board of Fresenius Medical Care AG upon closing of the Renal Care Group acquisition. He will also become Vice Chairman of the Board of Directors of Fresenius Medical Care North America (FMCNA) and will serve on the Integration Steering Committee which oversees the integration of Renal Care Group's operations into FMCNA.


Fresenius Medical Care AG, July 25, 2005                                  1 of 3

Gary Brukardt will be responsible for strategic planning, FMCNA's perfusion business, physician practice management, chronic kidney disease management for FMCNA and disease state management including vascular access. As an FMC AG Management Board Member Gary Brukardt will share responsibility for FMCNA with Mats Wahlstrom and Rice Powell.

After closing, Mats Wahlstrom will continue as Co-CEO for FMCNA and CEO for Fresenius Medical Services (FMS), the dialysis services division of FMCNA. Rice Powell will also continue as Co-CEO for FMCNA and as CEO for the Products and Hospital Group (PHG) of FMCNA. Mats Wahlstrom and Rice Powell will continue to serve on Management Board of Fresenius Medical Care AG.

The Company is also pleased to announce that David Dill, Executive Vice President and Chief Financial Officer of Renal Care Group and Raymond Hakim, M.D., Ph.D., Senior Executive Vice President for Clinical Affairs and Chief Medical Officer of Renal Care Group will join Fresenius Medical Care.

David Dill will become Executive Vice President of FMCNA and Chief Executive Officer of the Eastern Division of FMS, managing more than 700 dialysis clinics. He will report to Mats Wahlstrom.

Raymond Hakim, M.D., Ph.D., will serve as Senior Executive Vice President of FMCNA. He will have management responsibility for FMS's clinical outcomes, clinical research studies, clinical policies and procedures and clinical direction for product development of PHG. Raymond Hakim will also participate in government and legislative activities. Dr. Hakim will report to Mats Wahlstrom and Rice Powell.


Fresenius Medical Care AG, July 25, 2005                                  2 of 3

Ben Lipps, the Chief Executive Officer of Fresenius Medical Care AG, commented, "We are very pleased to have Gary Brukardt, David Dill, and Raymond Hakim joining Fresenius Medical Care after closing. These executives will clearly strengthen and broaden our strong North American Management Team and will assure a seamless integration of Renal Care Group into Fresenius Medical Care. We look forward to the contributions they will make to our Company. We also welcome the many additional Renal Care Group executives expected to join FMCNA after closing the acquisition."


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.



This release contains forward-looking statements, including statements regarding the anticipated effect of the proposed transaction with Renal Care Group and the statements of Mr. Lipps that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including the risk that the proposed transaction may not be consummated or that the identified persons may not serve in the identified positions. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the failure of Renal Care Group stockholders to approve the transaction; the risks that the Company and Renal Care Group businesses will not be integrated successfully or that anticipated synergies will not be realized; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting the Company's and Renal Care Group's businesses generally, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care AG, July 25, 2005                                  3 of 3